Exhibit 99.1

PRESS RELEASE

Green Circle Decarbonize Technology Limited Submits Tender Proposals for Chiller Replacement Engineering at MOS Centre and Air-Conditioning Retrofit & Operation and Maintenance at Nan Fung Centre in Hong Kong

Hong Kong, September 30, 2026, Green Circle Decarbonize Technology Limited (the “Company”) (NYSE: GCDT), a premier provider of customized energy-saving solutions, today announced its wholly owned subsidiary, Boca International Limited, has submitted two competitive tender proposals for the supply and replacement of Chiller No. 3 at the MOS Centre and central air-conditioning System Retrofit Service (Energy Saving Sharing Scheme) and Operation & Maintenance (O&M) Contract for the Nan Fund Centre in Hong Kong. The project tender proposals were submitted to Nan Fung Property Management Limited, a member of the Nan Fung Group, managing residential, commercial, and industrial properties across Hong Kong.

Pursuant to the terms of the tender proposal for the MOS Centre, Boca International Limited will handle the delivery and installation of upgraded air-cooled chiller units in the plant room, replacing chilled water pumps, modifying structural steel platforms, installing acoustic ductwork and silencer systems, and integrating advanced AI-driven sequence and temperature controls connected to the existing DDC system. The initial term of the tender proposal was targeted to be completed within 180 calendar days from the commencement. Under the proposed tender for the Nan Fung Centre, the Company will deliver an end-to-end energy-decarbonization solution designed to significantly enhance the operational energy efficiency and reduce carbon emissions. The HVAC system will be upgraded with energy-efficient water-cooled chillers which feature high-efficiency magnetic-bearing centrifugal units as well as new chilled and cooling water pumps. The total contract values for the projects are HKD$7,000,000 for MOS Centre and HKD$60,000,000 for the Nan Fung Centre respectively.

Under both tender proposals, Boca International Limited will integrate state-of-the-art variable frequency and smart-control capabilities designed to maximize energy efficiency and comply with the latest Electrical and Mechanical Services Department Codes of Practice and Building Energy Efficiency Ordinance (Cap. 610) standards, etc. in Hong Kong. All deliverables and procedures strictly adhere to established environmental (ISO 14001, ISO 50001) and occupational health and safety (ISO 45001) management systems.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com